AB 3/9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

11018648

SEC FILE NUMBER
8- 17737

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2010 (MM/DD/YY) AND ENDING 12-31-2010 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME OF BROKER-DEALER: **Hazlett, Burt & Watson, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 Chapline Street
(no. and Street)

Wheeling	**WV**	**26003**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy M. Bidwell **(304) 233-3312**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name - *if individual, state last, first, middle name*)

10 West Broad Street	**Columbus**	**OH**	**43215-3454**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/16

OATH OR AFFIRMATION

I, Timothy M. Bidwell swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hazlett, Burt & Watson, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Executive Vice President

Title

OFFICIAL SEAL
Notary Public, State of West Virginia
PAULETTE A. DENHAM
HAZLETT, BURT & WATSON
1300 Chapline Street
Wheeling WV 26003
My Commission Expires October 8, 2020

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partner's or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a(5(e)(3).*

HAZLETT, BURT & WATSON, INC.
Wheeling, West Virginia

FINANCIAL STATEMENTS
December 31, 2010 and 2009

HAZLETT, BURT & WATSON, INC.
Wheeling, West Virginia

FINANCIAL STATEMENTS
December 31, 2010 and 2009

CONTENTS

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Hazlett, Burt & Watson, Inc.
Wheeling, West Virginia

We have audited the accompanying statements of financial condition of Hazlett, Burt & Watson, Inc. (the "Company") as of December 31, 2010 and 2009, and the related statements of operations, changes in equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hazlett, Burt & Watson, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 13-15 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Columbus, Ohio
February 22, 2011

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2010 and 2009

		2010		2009
ASSETS				
Cash and cash equivalents due from financial institutions	$	153,847	$	172,629
Cash in money market fund		1,110,729		118,067
Total cash and cash equivalents		1,264,576		290,696
Deposits with clearing organizations		95,000		95,000
Due from clearing firm		130,338		106,313
Firm trading account, at fair value		360,644		360,579
Firm investment account:				
Marketable, at fair value		1,903,122		1,653,758
Not readily marketable, at estimated fair value		23,031		23,290
Receivable from officers and employees		83,893		93,418
Due from affiliates		69,068		2,436,136
Furniture, equipment and leasehold improvements at cost, less accumulated depreciation of $394,353 and $363,330, respectively		72,672		92,553
Real estate and improvements at cost, less accumulated depreciation of $117,887 and $104,472, respectively		195,969		204,445
Advisory fee receivable		806,627		687,887
Other assets		68,980		55,366
	$	5,073,920	$	6,099,441
LIABILITIES				
Short term borrowings	$	-	$	239,568
Accounts payable and accrued liabilities		802,830		641,707
		802,830		881,275
SHAREHOLDER'S EQUITY				
Capital stock, $1.6667 par value, 250,000 shares authorized; 205,500 shares issued; 203,500 shares outstanding		339,173		339,173
Less – Treasury stock, 2,000 shares at cost		(3,333)		(3,333)
Capital in excess of par value		400,754		400,754
Retained earnings		3,534,496		4,481,572
		4,271,090		5,218,166
	$	5,073,920	$	6,099,411

See accompanying notes to financial statements.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF OPERATIONS
Years ended December 31, 2010 and 2009

	2010	2009
REVENUES		
Commissions on security transactions	$ 846,733	$ 829,155
Investment advisory revenues	2,968,839	2,463,922
Realized gains on firm trading and investments, net	1,459,378	1,466,926
Unrealized gains (losses) on firm trading and investments, net	190,488	(1,099,068)
Insurance and annuities	482,098	534,853
Interest and dividends	98,910	135,285
Miscellaneous fees and other income	773,071	817,060
	6,819,517	5,148,133
EXPENSES		
Employee compensation and benefits	2,199,591	2,066,558
Commissions	2,329,935	2,245,526
Communications and data processing	161,125	181,305
Interest	2,341	2,861
Rent and maintenance	159,091	156,114
Depreciation	48,914	58,050
Clear and execution charges	223,282	212,534
General, administrative and other expenses	507,314	416,091
	5,631,593	5,339,039
Net income (loss)	$ 1,187,924	$ (190,906)
Earnings per share based upon net income (loss)	$ 5.84	$ (0.94)

See accompanying notes to financial statements.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF CHANGES IN EQUITY
Years ended December 31, 2010 and 2009

	Capital Stock		Capital in Excess of	Retained	Treasury Stock	
	Shares	Dollars	Par Value	Earnings	Shares	Dollars
Balance at January 1, 2009	203,500	$ 339,173	$ 400,754	$5,422,478	2,000	$ (3,333)
Net loss	-	-	-	(190,906)	-	-
Distributions to shareholder	-	-	-	(750,000)	-	-
Balance at December 31, 2009	203,500	339,173	400,754	4,481,572	2,000	(3,333)
Net income	-	-	-	1,187,924	-	-
Distribution in-kind to shareholder through return of notes receivable	-	-	-	(1,235,000)	-	-
Distributions to shareholder	-	-	-	(900,000)	-	-
Balance at December 31, 2010	203,500	$ 339,173	$ 400,754	$3,534,496	2,000	$ (3,333)

See accompanying notes to financial statements.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF CASH FLOWS
Years ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities		
Net income (loss)	$ 1,187,924	$ (190,906)
Depreciation	48,914	58,050
Loss on disposal of fixed asset	-	720
Change in assets and liabilities:		
Due from clearing organizations	(24,025)	25,507
Due from affiliates	1,132,068	(1,797,522)
Trading securities	(65)	613,399
Investment securities, net	(249,105)	1,006,689
Receivable from officers and employees	9,525	(8,773)
Advisory fees receivable	(118,740)	(150,456)
Other assets	(13,614)	5,369
Accounts payable and accrued liabilities	161,123	(74,680)
Net cash (used) provided by operating activities	2,134,005	(622,603)
Cash flows from investing activities		
Capital expenditures	(20,557)	(40,312)
Net cash used by investing activities	(20,557)	(40,312)
Cash flows from financing activities		
Cash distributions to shareholder	(900,000)	(750,000)
Increase in short-term borrowings	(239,568)	239,568
Net cash used by financing activities	(1,139,568)	(510,432)
Net increase (decrease) in cash and cash equivalents	973,880	(1,173,347)
Cash and cash equivalents at beginning of year	290,696	1,464,043
Cash and cash equivalents at end of year	$ 1,264,576	$ 290,696
Supplemental information: non-cash transactions		
Distributions in-kind to shareholder	$ 1,235,000	$ -

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Hazlett, Burt & Watson, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange ("NYSE") and the Financial Industry Regulatory Authority ("FINRA"). In May 2006, the Company formed Security Capital Management ("SCM"). This division of the Company is registered with the SEC as an Investment Advisor. SCM provides investment management services under an investment advisor model. The Company is a West Virginia S Corporation that is a wholly owned subsidiary of HB&W, Inc.

The Company is a fully-disclosed introducing broker. The Company has contracted with National Financial Services ("NFS") to execute and clear all customer trades, as well as for the purpose of carrying the securities positions of the customers, along with any corresponding margin balances. Per the agreement with NFS, the Company does not reflect any receivables or liabilities for customer accounts in its financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents: Cash and cash equivalents include cash and deposits with financial institutions with maturities fewer than 90 days.

Security Transaction Accounting: Firm securities transactions affected in the firm investment account are recorded on a trade date basis. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions and related commission revenue and expense are recorded on a trade date basis as well.

Firm Trading and Investment Accounts: Financial instruments are recorded at fair value. Changes in fair value on the firm trading and investment accounts are reflected in the results of operations along with dividend or interest income from such securities.

Investment advisory fees: Investments advisory fees are recorded on an accrual basis. These fees are based on the account value as of the end of each quarter.

Depreciation: Depreciation on real estate and improvements, furniture, equipment and leasehold improvements is provided using various methods over their estimated useful lives of five to thirty-nine years.

Income Tax: The Company has elected by unanimous consent to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay Federal or State corporate income taxes on its taxable income. Instead, all taxable income flows through to the shareholder, HB&W, Inc.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. There was no effect to the company upon adopting this new guidance.

The Company is subject to income tax of the state of West Virginia. The Company is no longer subject to examination by taxing authorities for years before 2007.

(Continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Reclassifications: Certain accounts in the prior-year financial statements have been reclassified for comparative purposes to conform to the presentation in the current-year financial statements.

NOTE 3 – EARNINGS PER SHARE

Earnings per share are calculated based upon the weighted average number of shares issued and outstanding during 2010 and 2009. The weighted average number of shares for the years ended 2010 and 2009 were 203,500. There are no common stock equivalents.

NOTE 4 – LEASE COMMITMENTS

The Company leases office facilities and equipment under noncancelable leases which expire at different dates from 2011 through 2013. Certain existing leases contain renewal options. Minimal lease payments under these operating leases are as follows:

2011	$ 50,822
2012	21,773
2013	9,072
	$ 81,667

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is subject to regulatory capital requirements set forth by the Securities and Exchange Commission Uniform Net Capital Rule, which requires that "aggregate indebtedness" shall not exceed fifteen times "net capital" as defined by the Rule and "net capital", shall at least be $250,000. At December 31, 2010, the Company had net capital of $3,287,881, which was $3,037,881 in excess of its required minimum net capital of $250,000. At December 31, 2009, the Company had net capital of $1,783,567, which was $1,533,567 in excess of its required minimum net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 24% and 39% at December 31, 2010 and 2009, respectively.

NOTE 6 – EMPLOYEE BENEFITS

The Company has a discretionary, trusteed profit sharing 401(k) plan covering substantially all employees who have attained age 21 and one year of service. The plan is funded through contributions of both employee and employer. The 401(k) provision of the plan was implemented during 2004 and called for a mandatory 3% safe harbor employer contribution of all eligible employee earnings. The safe harbor contribution was $91,201 for 2010 and $85,820 for 2009, and is included in the Company's total contribution. The Company's related expense was $209,239 for 2010 and $129,684 for 2009.

(Continued)

NOTE 7 – SHORT-TERM BORROWINGS

The Company maintains a credit facility with WesBanco Bank. The facility permits the Company to borrow amounts up to $200,000. The interest rate on borrowings under this credit facility is a fluctuating rate equal to a minimum of 4% at December 31, 2010. This credit facility expires on April 30, 2019. There were no borrowings outstanding on this credit facility at December 31, 2010 and 2009.

The Company maintains its proprietary trading accounts with its clearing broker. These accounts hold the Company's securities inventory and are collateralized by deposits totaling $75,000 at December 31, 2010 and 2009, as well as all the Company's securities inventory. The Company may borrow up to an agreed-upon percentage of the value of the collateral as specified in the clearing agreements. The accounts bear interest at a rate 4.25% percent at December 31, 2010. Interest expense related to these accounts was $0 and $137 for the years ended December 31, 2010 and 2009. The Company had $0 and $239,568 of related short term borrowings outstanding under these agreements at December 31, 2010 and 2009.

NOTE 8 – FIRM TRADING AND INVESTMENT ACCOUNTS

The statements of financial condition reflect the fair value of marketable securities and not readily marketable securities in the firm trading and investment accounts. The related amortized cost and fair value are as follows as of December 31:

	2010		2009	
	Firm Trading	Investment	Firm Trading	Investment
Amortized cost:				
Corporate bonds	$ 13,987	$ -	$ -	$ -
Government agencies	2,791	-	-	-
State and municipal debt	152,475	-	62,462	-
Equities	155,107	813,122	348,750	667,588
Total amortized cost:	324,360	813,122	411,212	667,588
Fair value:				
Corporate bonds	14,206	-	-	-
Government agencies	2,967	-	-	-
State and municipal debt	146,680	-	62,179	-
Equities	196,791	1,926,153	298,400	1,677,048
Total fair value	360,644	1,926,153	360,579	1,677,048
Difference	$ 36,284	$ 1,113,031	$ (50,633)	$ 1,009,460

NOTE 9 - FAIR VALUE

Fair Value Measurements (ASC 820-10) defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820-10, are used to measure fair value.

(Continued)

NOTE 9 - FAIR VALUE (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Investment Securities: The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators.

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31.

Fair Value Measurements on a Recurring Basis
As of December 31, 2010

	Level 1	Level 2	Level 3	Fair Value
Firm trading account:				
Corporate bonds	$ 14,206	$ -	$ -	$ 14,206
Government agencies	-	2,967	-	2,967
State and municipal bonds	-	146,679	-	146,679
Equities:				
Banking sector	189,600	-	-	189,600
Mutual funds – other	7,191	-	-	7,191
Firm investment account:				
Equities:				
Equities and derivatives exchange companies	1,018,051	-	-	1,018,051
Financial services sector	634,800	-	-	634,800
Credit bond fund	250,272	-	-	250,272
Non exchange traded Railroad and other	-	-	23,031	23,031
	$ 2,114,120	$ 149,646	$ 23,031	$ 2,286,797

(Continued)

NOTE 9 - FAIR VALUE (Continued)

Fair Value Measurements on a Recurring Basis
As of December 31, 2009

	Level 1	Level 2	Level 3	Fair Value
Firm trading account:				
State and municipal bonds	$ -	$ 62,179	$ -	$ 62,179
Equities:				
Banking sector	123,400	-	-	123,400
Actual rate mutual funds	--	175,000	-	175,000
Firm investment account:				
Equities:				
Equities and derivatives exchange companies	1,069,258	-	-	1,069,258
Financial services sector	584,500	-	-	584,500
Non exchange traded Railroad and other	-	-	23,290	23,290
	$ 1,777,158	$ 237,179	$ 23,290	$ 2,037,627

The table below presents a reconciliation of all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period ended December 31:

	Nonmarketable equity securities	
	2010	2009
Balance of recurring Level 3 assets at January 1	$ 23,290	$ 100,350
Total gains or losses (realized/unrealized):		
Included in earnings – realized	-	960
Included in earnings – unrealized	(259)	416
Sale of Level 3 asset	-	(76,745)
Balance of recurring Level 3 assets at December 31	$ 23,031	$ 23,290

The table below summarizes changes in unrealized gains and losses recorded in earnings for the year ended December 31 for Level 3 assets and liabilities that are still held at December 31.

	Changes in Unrealized Gains/Losses Relating to Assets Still Held at Reporting Date for the Year Ended December 31 Collateralized Debt Obligations	
	2010	2009
Interest income on securities	$ -	$ 5,246
Other changes in fair value	(259)	416
Total	$ (259)	$ 5,662

(Continued)

NOTE 10 – RELATED PARTY TRANSACTIONS

During 1999, a West Virginia Corporation, HB&W, Inc. was formed to serve as a holding company for Hazlett, Burt & Watson, Inc. and Security National Trust Company. Security National Trust Company is a national nondepository bank that provides trust and custodial services. Both Hazlett, Burt & Watson, Inc. and Security National Trust Company are 100% owned subsidiaries of HB&W, Inc.

Hazlett, Burt & Watson, Inc. advances funds to HB&W, Inc. as needed on an interest free basis. This amount is payable on demand. As of December 31, 2010 and 2009, Hazlett, Burt & Watson, Inc. is owed $65,000 and $2,433,519 from HB&W, Inc.

In addition, Hazlett, Burt & Watson, Inc. periodically provides brokerage, clerical, computer support and miscellaneous services at cost and leases office space to Security National Trust Company in the Wheeling, West Virginia office. The terms of the lease require Security National Trust Company to pay $31,500 per year for the period January 1, 2010 through December 31, 2014. As of December 31, 2010 and 2009, Hazlett, Burt & Watson, Inc. is owed $4,068 and $2,617 from Security National Trust Company.

Security National Trust Company acts as Trustee and Custodian of the Hazlett, Burt & Watson, Inc. Profit Sharing 401(k) Plan, which Plan has been adopted by both companies for substantially all of its employees. Security National Trust Company charges the standard and customary fees for providing these services.

Security National Trust Company maintains a line of credit at Hazlett, Burt & Watson, Inc. in the amount of $500,000. As of December 31, 2010 and 2009, Security National Trust Company had not drawn on the available credit. This line of credit is unsecured, is payable on demand and carries an interest rate of prime less 1%.

NOTE 11 – CONCENTRATIONS OF CREDIT RISK

The clearing and depository operations for the Company's securities transactions are performed by its clearing firm pursuant to a clearance agreement. At December 31, 2010 and 2009, all of the securities owned, which are presented on the accompanying Statement of Financial Condition, are held by the clearing firm, who is the custodian. The clearing firm is a member of a nationally recognized exchange. Included on the balance sheet at December 31, 2010 and 2009, the Company has $1,110,729 and $118,067 included in cash and cash equivalents; $75,000 and $75,000 included in deposits with clearing organizations; and $130,338 and $106,313 as a receivable from clearing firm. The Company consistently monitors the credit worthiness of the clearing firm to mitigate the Company's exposure to credit risk.

The Company currently maintains operations in Wheeling and Vienna, West Virginia and in Lancaster, Pennsylvania. At these locations the Company engages in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

In the normal course of its business, the Company is contingently liable to its clearing brokers/dealers for margin requirements of customer margin securities transactions, the failure to deliver securities sold or nonpayment of securities purchased by a customer.

(Continued)

NOTE 12 – DEPOSITS WITH CLEARING ORGANIZATIONS

Included in the statements of financial condition in the line titled, "Deposits with Clearing Organizations" are deposits with clearing organizations in the amount of $95,000, consisting of $92,917 in cash and $2,083 in preferred stock, as of December 31, 2010 and 2009.

NOTE 13 – COMMITMENTS

As of December 31, 2004 the Company had entered into employment agreements with certain employees. The agreements expire on December 31, 2010 and automatically renew for an additional one year period at the end of each year. In the event employment is terminated (other than voluntarily by the employee or by the Company for cause in all agreements or upon disability in one of the agreements), the Company is committed to pay various benefits, including monthly severance of not more than $35,000 per month. The benefits are to be paid from the date of termination over varying lengths of time in accordance with the terms of each agreement.

NOTE 14 – RISKS AND UNCERTAINTIES

The Company has significant investments in various securities. Investments in these securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with these investment securities, it is at least reasonably possible that changes in the values of these securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Financial Condition.

HAZLETT, BURT & WATSON, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2010

NET CAPITAL		
TOTAL SHAREHOLDER'S EQUITY	$	4,271,090
DEDUCTIONS AND/OR CHARGES		
Non-allowable assets:		
Receivables from non-customers		20,000
Securities owned not readily marketable		23,031
Investment in and receivable from affiliate		69,068
Furniture, equipment, leasehold improvements, and real estate		268,641
Prepaid expenses and other assets		152,872
Other deductions and/or charges		5,041
Total non-allowable assets		538,653
Net capital before haircuts on security positions		3,732,437
HAIRCUTS ON SECURITIES		
Trading and investment securities:		
State and municipal obligations		9,908
Money market funds		22,343
Corporate obligations		710
Stocks and warrants		314,987
Undue concentrations		96,608
Total haircuts		444,556
NET CAPITAL	$	3,287,881
AGGREGATE INDEBTEDNESS		
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	802,830
Total aggregate indebtedness	$	802,830
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
MINIMUM NET CAPITAL REQUIRED (6-2/3% of aggregate indebtedness or $250,000 minimum)	$	250,000
EXCESS NET CAPITAL	$	3,037,881
EXCESS NET CAPITAL AT 1000% (net capital in excess of 120% of minimum net capital required)	$	2,987,881
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		24%

(Continued)

RECONCILIATION WITH THE COMPANY'S COMPUTATION

Net capital, as reported in Company's originally filed part II (unaudited) FOCUS report	$ 3,202,179
Audit reclassification from liability to other assets, net impact to non-allowable assets	85,700
Other rounding differences	2
Net capital, as reported above	$ 3,287,881

Hazlett, Burt & Watson, Inc. is exempt under Rule 15c3-3-k(2)(ii) from the requirement to make computations for the determination of reserve requirements for the exclusive benefit of customers.

REPORT OF INDEPENDENT AUDITORS ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Hazlett, Burt & Watson, Inc.
Wheeling, West Virginia

In planning and performing our audit of the financial statements of Hazlett, Burt & Watson, Inc. (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to access the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(Continued)

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Columbus, Ohio
February 22, 2011